UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026 (Report No. 2)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Private Placement Offerings

On August 24, 2026, Swvl Holdings Corp (“Swvl” or the “Company”) entered into securities purchase agreements (each a “Securities Purchase Agreement”) for a private placement financing with Coefficient SWVL Holdings, LLC, an entity associated with Coefficient LP (“Coefficient”) and HITE Hedge Asset Management (“HITE” and together with Coefficient, the “Purchasers”) pursuant to which the Purchasers agreed to purchase 8,990,317 of the Company’s Class A ordinary shares, par value $0.0025 per share (the “Ordinary Shares”), at a purchase price of $1.446 per share (the “Offering”). The Offering will result in gross proceeds to the Company of approximately $13.0 million. The Company intends to use the net proceeds from the sale of the securities to accelerate the Company’s expansion in the United States, to kickstart its lending offering for the transport operators and partners in its network, and to strengthen the Company’s balance sheet to support the Company’s growing pipeline of multi-year enterprise and government contracts. The closing of the Offering is expected to occur on August 27, 2026 (the “Closing Date”), subject to customary closing conditions.

In connection with the Offering, on August 24, 2026, each of the Purchasers also entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which the Purchasers agreed not to transfer the securities purchased in the Offering for a period of 180 days from the Closing Date.

In connection with the Offering, on August 24, 2026, the Company and Coefficient entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company is required to prepare and file a registration statement (the “Registration Statement”) with respect to the Ordinary Shares sold in the Offering within one hundred twenty (120) days following the Closing Date. The Registration Rights Agreement contains customary covenants and mutual indemnification provisions that are customary for transactions of this type.

In addition, in connection with the Securities Purchase Agreements, on August 24, 2026, the Company and Coefficient also entered into a shareholder agreement (the “Shareholder Agreement”), pursuant to which the Company has agreed that, for so long as Coefficient and its affiliates beneficially own at least five percent (5%) of the issued and outstanding Ordinary Shares (calculated on a fully diluted basis): (i) Coefficient shall have the right to designate a director nominee, who initially will be Abdalla Ali, (ii) Coefficient shall have the right to purchase its pro rata share of future issuances of equity securities by the Company, subject to customary exclusions, and (iii) Coefficient shall have certain consent rights with respect to certain Company corporate actions.

In addition, on August 25, 2026, the Company entered in an additional securities purchase agreement (the “Additional Securities Purchase Agreement”) for a private placement financing with Sofico Holdings Limited (“Sofico”) pursuant to which Sofico agreed to purchase 1,027,397 Ordinary Shares at a purchase price of $1.46 per share (the “Second Offering”). The Second Offering will result in gross proceeds to the Company of approximately $1.5 million. The Company intends to use the net proceeds from the sale of the securities working capital and general corporate purposes, including the expansion of its operations in the United States. The closing of the Offering is expected to occur on August 28, 2026 (the “Second Closing Date”), subject to customary closing conditions.

In connection with the Second Offering, on August 25, 2026, Sofico also entered into the Lock-Up Agreement pursuant to which Sofico agreed not to transfer the securities purchased in the Second Offering for a period of 180 days from the Second Closing Date.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements.

This Report on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

On August 26, 2026, the Company issued a press release titled: “SWVL Announces Pricing of $1.5 Million Private Placement Priced At-the-Market Under Nasdaq Rules.” A copy of this press release is furnished herewith as Exhibit 99.1.

The foregoing summaries of the Securities Purchase Agreements, the Additional Securities Purchase Agreement, the Registration Rights Agreement, the Shareholder Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Forms of Securities Purchase Agreements, the Registration Rights Agreement, the Shareholder Agreement and the Form of Lock-Up Agreement, which are attached as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, to this Report and are incorporated herein by reference.

This Report incorporated by reference into Swvl’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464) filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release titled: “SWVL Announces Pricing of $1.5 Million Private Placement Priced At-the-Market Under Nasdaq Rules”
99.2	Form of Securities Purchase Agreement by and between Swvl Holdings Corp and Coefficient SWVL Holdings, LLC
99.3	Form of Securities Purchase Agreement by and between Swvl Holdings Corp and HITE Hedge Asset Management
99.4	Form of Securities Purchase Agreement by and between Swvl Holdings Corp and Sofico Holdings Limited
99.5	Form of Registration Rights Agreement
99.6	Form of Shareholder Agreement
99.7	Form of Lock Up Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: August 26, 2026	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer